April 18, 2008

CONSENT

TRANSMITTED VIA SEDAR

To the various Securities Commissions and similar regulatory authorities in each of the provinces and territories of Canada

Dear Sirs:

Re:     Harvest Energy Trust - Short Form Prospectus dated April 18, 2008

We refer to the short form prospectus of Harvest Energy Trust (the "Trust") dated April 18, 2008 (the "Prospectus") relating to the offering of $250,000,000 aggregate principal amount of 7.50% convertible unsecured subordinated debentures of the Trust. Capitalized terms have the meanings ascribed thereto in the Prospectus unless otherwise defined herein.

We hereby consent to the reference to our firm name on the face page and under the heading "Interest of Experts" in the Prospectus and to the reference to our opinion under the heading "Canadian Federal Income Tax Considerations" in the Prospectus.

We confirm that we have read the Prospectus and that we have no reason to believe that there are any misrepresentations in the information contained therein that are derived from our opinions referred to in the Prospectus or that are within our knowledge as a result of the services performed by us in connection with our opinions referred to therein.

Yours truly,

MACLEOD DIXON LLP

"Macleod Dixon LLP"